Exhibit 99.2

Notice of Annual Meeting of Shareholders

and

Management Information Circular

March 25, 2010

SILVER WHEATON CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of shareholders (the “Meeting”) of Silver Wheaton Corp. (the “Company”) will be held in the Mandarin Ballroom of the Metropolitan Hotel, 108 Chestnut Street, Toronto, Ontario on May 20, 2010 at 2:00 p.m. (Toronto time), for the following purposes:

(a)	To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2009 and the report of the auditors thereon;

(b)	To elect the directors of the Company for the ensuing year;

(c)	To appoint Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

(d)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2009. Shareholders are able to request to receive copies of the Company’s annual and/or interim financial statements and MD&A on the form of proxy or voting instruction form, as applicable. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2009 will be sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on the Company’s website at www.silverwheaton.com.

Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy and deposit it with the Company’s transfer agent by 2:00 p.m. (Toronto time) on May 18, 2010, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting.

Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), are required to complete and return the materials in accordance with the instructions provided by the Intermediary.

The board of directors of the Company has by resolution fixed the close of business on March 31, 2010 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

DATED at Vancouver, British Columbia this 25th day of March, 2010.

By Order of the Board of Directors

“Peter D. Barnes”
Peter D. Barnes
Chief Executive Officer

SILVER WHEATON CORP.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular is furnished to the holders of common shares (the “shareholders”) in connection with the solicitation of proxies by the management of Silver Wheaton Corp. (the “Company”) for use at the annual meeting of shareholders (the “Meeting”) of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. References in this management information circular to the Meeting include any adjournment or adjournments thereof. It is expected that the solicitation will be primarily by mail, however, proxies may also be solicited personally by regular employees of the Company and the Company may use the services of an outside proxy solicitation agency to solicit proxies. The costs of solicitation will be borne by the Company.

The board of directors of the Company (the “Board”) has fixed the close of business on March 31, 2010 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of, and to vote at, the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent at the address indicated on the enclosed envelope no later than 2:00 p.m. (Toronto time) on May 18, 2010, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any late proxy.

Unless otherwise stated, the information contained in this management information circular is as of March 25, 2010. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as “C$”. Unless otherwise stated, any United States dollar amounts which have been converted from Canadian dollars have been converted at an exchange rate of C$1.00 = US$0.9515, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers or directors of the Company. A shareholder desiring to appoint some other person, who need not be a shareholder, to represent such shareholder at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Company’s transfer agent indicated on the enclosed envelope no later than 2:00 p.m. (Toronto time) on May 18, 2010, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any late proxy.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (Silver Wheaton Corp. c/o Cassels Brock & Blackwell LLP, 40 King Street West, Suite 2100, Toronto, ON M5H 3C2; Attention: Mark T. Bennett) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting prior to the commencement of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted in the discretion of the person named in the proxy. However, under New York Stock Exchange ("NYSE") rules, a broker who has not received specific voting instructions from the beneficial owner may not vote the shares in its discretion on behalf of such beneficial owner on "non-routine" proposals, including the election of directors. Thus, such shares will be included in determining the presence of a quorum at the Meeting and will be votes "cast" for purposes of other proposals but will not be considered votes "cast" for purposes of voting on the election of directors.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Shareholders

Only registered shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the notice of meeting, this management information circular and the form of proxy (which includes a place to request copies of the Company’s annual and/or interim financial statements and MD&A or to waive the receipt of the annual and/or interim financial statements and MD&A) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(i)

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. See above “Exercise of Discretion by Proxies” for broker discretion in the absence of non-registered shareholder direction; or

(ii)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by facsimile at (416) 368-2502.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of March 25, 2010, 342,543,712 common shares (the “Common Shares”) in the capital of the Company were issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of, and to vote at, the Meeting has been fixed at March 31, 2010. In accordance with the provisions of the Business Corporations Act (Ontario), the Company will prepare a list of holders of Common Shares as of such record date. Each holder of Common Shares named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting. All such holders of record of Common Shares are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Common Shares held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Compensation Program

The objectives of the Company’s compensation program are to attract, hold and inspire performance by members of senior management of a quality and nature that will enhance the sustainable profitability and growth of the Company.

Overview of the Compensation Philosophy

The following principles guide the Company’s overall compensation philosophy:

(a)	compensation is determined on an individual basis by the need to attract and retain talented, high-achievers;

(b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

(c)	an appropriate portion of total compensation is variable and linked to achievements, both individual and corporate;

(d)	internal equity is maintained such that individuals in similar jobs and locations are treated fairly; and

(e)	the Company supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Review Process

Role of the Human Resources Committee

The Human Resources Committee (formerly called the Compensation Committee) is established by the Board to assist in fulfilling the Board’s responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers. The Human Resources Committee ensures that the Company has an executive compensation plan that is both motivational and competitive so that it will attract, hold and inspire performance by executive officers of a quality and nature that will enhance the sustainable profitability and growth of the Company.

The Human Resources Committee reviews and recommends the compensation philosophy and guidelines for the Company which include reviewing compensation for executive officers for recommendation to the Board.

The Human Resources Committee reviews on an annual basis the cash compensation, performance and overall compensation package for each executive officer. It then submits to the Board recommendations with respect to the basic salary, bonus and participation in share compensation arrangements for each executive officer. During the first quarter of 2010, the Human Resources Committee received various reports from Mercer (Canada) Limited (“Mercer”) reviewing Silver Wheaton’s past and current compensation levels for executives, in comparison to a peer group of companies and practices in the current market. After reviewing the matters discussed in Mercer’s reports, discussing various factors with management and comparing to peers in the industry, and receiving recommendations from the Chief Executive Officer on 2009 bonuses, 2010 salaries and 2010 stock option grants for executive officers, the Human Resources Committee made its recommendations to the Board for approval in March 2010. In making its recommendations, the Human Resources Committee was satisfied that all recommendations complied with the Human Resources Committee’s philosophy and guidelines set forth above.

Role of the Chief Executive Officer

For the remainder of this Compensation Discussion and Analysis, the individuals included in the “Summary Compensation Table” on page 14 are referred to as the “Named Executive Officers” or “NEOs”; namely Peter D. Barnes, Gary D. Brown, Randy V.J. Smallwood and Curt D. Bernardi. There were no other executive officers of the Company or other individuals acting in a similar capacity during 2009.

The Chief Executive Officer completes a review of the Named Executive Officers’ performance in accordance with the evaluation criteria listed below in the “Annual Performance-Based Cash Incentives” section. Based on the foregoing evaluation, as well as other criteria, the Chief Executive Officer makes a recommendation to the Human Resources Committee on 2009 bonuses, 2010 salaries and 2010 stock option grants for each Named Executive Officer, which is taken into consideration by the Human Resources Committee in completing its review and ultimate recommendations to the Board.

Role of Compensation Consultants

The Human Resources Committee’s mandate with Mercer was established in November 2006. The Human Resources Committee will agree annually, and on an as-needed basis, with input from management and Mercer, on the specific work to be undertaken by the consultant for the Human Resources Committee and the fees associated with such work.

During 2009 and the first quarter of 2010, Mercer was engaged by the Human Resources Committee to conduct a compensation review of the Named Executive Officers and present its findings based on a review of compensation levels of a peer group of companies. Although Mercer provides advice to the Human Resources Committee, the decisions of the Human Resources Committee may reflect factors and considerations other than the information and recommendations provided by Mercer.

During the financial year ended December 31, 2009, Mercer’s fees as the Human Resources Committee’s advisor totaled approximately C$27,678 and Mercer’s fees in respect of all other services provided to the Company was nil.

In addition to the retention of Mercer by the Human Resources Committee, the Company retained Towers Watson & Co. in 2009 to assist in the preparation of the Chief Executive Officer’s recommendations to the Human Resources Committee and the development of refinements to the compensation plans.

Elements of Executive Compensation

It is the compensation philosophy of the Company to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of stock options and restricted share rights. Base salaries have been at the lower to average end compared to industry peers with a greater emphasis placed on bonuses, stock options and restricted share rights. The Company believes that the bonus, stock option and restricted share right components serve to further align the interests of management with the interests of the Company’s shareholders.

For the financial year ended December 31, 2009, the Company’s executive compensation program consisted of the following elements:

  base salary;

  annual performance-based cash incentives;

  performance-based restricted share rights;

  medical and other benefits; and

  equity compensation consisting of stock options.

The specific rationale and design of each of these elements are outlined in detail below.

Element of Compensation	Summary and Purpose of Element

Base Salary
Salaries form an essential element of the Company’s compensation mix as they are the first base measure to compare and remain competitive relative to peer groups. Base salaries are fixed and therefore not subject to uncertainty and are used as the base to determine other elements of compensation and benefits.

The Human Resources Committee reviews NEO salaries at least annually as part of its overall competitive market assessment, as described above. Typically, the Human Resources Committee makes annual salary adjustments by March of each year for the 12 month period from January 1 to December 31 of the prior year.

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable component of compensation designed to reward the Company’s executive officers for maximizing annual operating performance.

The Human Resources Committee reviews annual performance-based awards of cash as part of its overall annual assessment of Company and individual performance, as more fully described under the heading “Annual Performance-Based Cash Incentives”. Typically, the Human Resources Committee makes awards by March of each year for the 12 month period from January 1 to December 31 of the prior year.

Performance-Based Restricted Share Rights
Performance-based restricted share rights are a variable component of compensation designed to reward the Company’s executive officers for maximizing operating performance, while at the same time rewarding the Company’s executive officers for its success in achieving sustained, long-term profitability and increases in stock value.

The Human Resources Committee reviews performance-based awards of Restricted Share Rights as part of its overall assessment of Company and individual performance, as more fully described under the heading “Restricted Share Rights”. In special circumstances, the Human Resources Committee may make an award of Restricted Share Rights to the Named Executive Officers by March of each year for the 12 month period from January 1 to December 31 of the prior year.

Stock Options
The granting of stock options is a variable component of compensation intended to reward the Company’s executive officers for their success in achieving sustained, long-term profitability and increases in stock value.

Other Compensation (Perquisites)
The Company’s executive employee benefit program includes life, medical, dental and disability insurance, along with paid parking and a maximum contribution of C$10,500 to a registered retirement savings plan. Such benefits and perquisites are designed to be competitive overall with equivalent positions in comparable Canadian and United States organizations.

Overview of How Compensation Program Fits with Compensation Goals

1.	Attract, Hold and Inspire Key Talent

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through the following elements:

A competitive cash compensation program, consisting of base salary and bonus, which is generally consistent with or superior to similar opportunities.
Providing an opportunity to participate in the Company’s growth through options and restricted share rights.

2.	Alignment of Interest of Management with Interest of the Company’s shareholders

The compensation package meets the goal of aligning the interests of management with the interest of the Company’s shareholders through the following elements:

The grant of stock options and restricted share rights, where, if the price of the Company shares increases over time, both executives and shareholders will benefit; and

A three-stage vesting on stock awards and restricted share rights, which gives management an interest in increasing the price of the Company’s shares over time, rather than focusing on short-term increases.

Base Salary

In determining the base salary of a Named Executive Officer, the Human Resources Committee’s practice in recent years has been to consider the recommendations made by the Chief Executive Officer and retain Mercer to review the remuneration paid to executives with similar titles at a comparator group of companies in the marketplace, based on sector, market capitalization and complexity. To date, the Human Resources Committee has recommended to the Board that the executive officers receive base salaries that are typically on the lower to average end of the comparator group and bonuses and equity compensation that are typically on the higher end of the comparator group, due to the Company’s unique business model and deal-driven nature. In arriving at an overall subjective assessment of base salary to be paid to a particular executive officer, the Human Resources Committee also considers the particular responsibilities of the position, the experience level of the executive officer, his or her past performance at the Company, the performance of the Company over the past year, and an overall assessment of market, industry and economic conditions.

The Human Resources Committee believes that it is appropriate to establish compensation levels based in large part on benchmarking against similar companies. In this way, the Company can gauge if its compensation is competitive and reasonable. The Company uses a comparator group of publicly-traded mining companies of similar size, as determined by market capitalization and complexity, to the Company, and that are based in either Canada or the United States. The following table summarizes the comparator group used for the purpose of determining 2009 annual base salaries (the “2009 Comparator Group”):

2009 Comparator Group of Companies

Agnico-Eagle Mines Limited	Centerra Gold Inc.
Coeur d’Alene Mines Corp.	Eldorado Gold Corporation
FNX Mining Company Inc.	Franco-Nevada Corporation
IAMGold Corporation	Inmet Mining Corporation
International Royalty Corporation	Pan American Silver Corp.
Quadra Mining Ltd.	Royal Gold, Inc.

The base salary of each of the Named Executive Officers falls below the median of the 2009 Comparator Group’s 2008 average base salary for comparable positions.

Following a review of the 2009 Comparator Group and the other factors described above, there were no increases to the Named Executive Officer’s base salaries for 2009, primarily stemming from the poor market, industry and economic conditions existing at the time of the decision in February 2009. Differences in the Summary Compensation Table on page 14 between 2009 and 2008 base salaries result from the use of different exchange rates in 2009 and 2008 in converting to United States dollars and, in the case of Mr. Brown and Mr. Bernardi, from a full year salary applying in 2009 rather than being pro-rated based on start date of employment in 2008.

Annual Performance-Based Cash Incentives

In determining the annual cash bonus of a Named Executive Officer, the Human Resources Committee’s practice in recent years has been to conduct a written evaluation of the Chief Executive Officer with input from all of the members of the Board, including an assessment of the Chief Executive Officer’s leadership skills, strategic planning, communication, achievement of financial results and team development. The Human Resources Committee also considers the recommendations made by the Chief Executive Officer in assessing the Company and Named Executive Officer performance over the past year. The Human Resources Committee also retains Mercer to review the bonuses to be paid to executives with similar titles at a comparator group of companies. All awards are at the discretion of the Human Resources Committee to determine for recommendation to the Board.

The Human Resources Committee recommendations are based on a qualitative assessment by the Human Resources Committee, based in part on an evaluation of the following Company performance indicators:

(a)

The value of transactions completed is evaluated based on the total dollar amount of transactions completed during the year, the number of transactions and the overall value accretion to the Company as a result of those transactions. The Human Resources Committee believes this performance indicator is critical to the success of the Company due to the Company’s unique business model and deal-driven nature. For 2009, both the acquisition of Silverstone Resources Corp. in May 2009 and the entering into of a silver stream with Barrick Gold Corporation in September 2009 were viewed as exceptional and transforming by the Human Resources Committee. These two transactions solidified the Company’s position as the largest and fastest growing of all metals streaming companies in the world. With these two transactions, Silver Wheaton added new silver streams on six producing mines and one development stage project: the Pascua-Lama project which is forecast to be one of the largest and lowest cost gold mines in the world. Combined, these mines have increased short-term annual silver equivalent production by approximately 6 million ounces, while long-term annual silver equivalent production is forecast to increase by over 13 million ounces, once Pascua-Lama commences production in 2013. In addition, attributable silver reserves more than doubled in 2009 to 862 million ounces, a significant portion of this reserve growth resulting from the Silverstone and Barrick transactions.

(b)

Relative Common Share performance is evaluated based on the Common Share price for the period of January 1 to December 31, as compared to common share price of the companies comprising a comparator group of companies. The Human Resources Committee believes this performance indicator aligns the interests of management to the interests of shareholders. The comparator group of companies for this purpose is defined below as the 2010 Comparator Group. For 2009, the median and average increase in the share price of the 2010 Comparator Group was approximately 45% and 120% respectively, compared to an increase of 117% on the Common Shares.

(c)

Debt and equity financing successfully completed during the financial year. The Human Resources Committee believes this performance indicator is an important element in the Company’s ability to successfully attract and close streaming transactions. For 2009, the Human Resources Committee rated the Company’s performance highly primarily as a result of the C$287.5 million equity offering in February 2009 and the US$287.5 million equity offering in September 2009 which were successfully concluded in difficult market conditions and provided for both a substantial reduction in the Company’s leverage, a major improvement in liquidity and funds for one of the Company’s largest transactions.

(d)

Performance against budget is evaluated based on the variance of actual volume of silver production for the 2009 year compared to the budgeted volume of silver production for the year. The Company’s primary source of revenue is through the sale of silver and it is therefore important to the profitability of the Company that it achieve its targeted production. The Committee recognizes however that silver production volumes and prices are largely out of the Company’s control. For 2009, the Company did not meet its budget expectations given the negative variance between actual volumes compared to budgeted volume of silver production for the year.

(e)

Expense control is evaluated based on the variance of actual general and administrative expenses for the 2009 year compared to the budgeted general and administrative expenses for the year. This performance indicator is intended to ensure fiscal responsibility in managing the general and administrative expenses of the Company. For 2009, the Human Resources Committee evaluated the Company’s performance as meeting expectations.

The Human Resources Committee recommendations are also based in part on a qualitative assessment by the Human Resources Committee on personal performance of the Named Executive Officers. Evaluation of personal performance factors is subjective and includes consideration of quality of work, effort undertaken and leadership abilities, among other factors.

Other exceptional or unexpected factors that may be considered in the evaluation of a Named Executive Officer’s performance are subjective and not defined.

In taking into account the financial performance aspect, it is recognized that executive officers cannot control certain factors, such as interest rates and the international market for commodities such as silver. When applying the financial performance criteria, the Human Resources Committee emphasizes factors over which the executive officers can exercise control, such as meeting budget targets established by the Board at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. Although no specific percentage is allocated to each factor, the Human Resources Committee gives particular weight to the value of transactions completed during the year and the relative Common Share performance. In determining payout amounts, weight is also given to market comparable information provided to the Human Resources Committee by Mercer.

Given the rapid growth and success of the Company in becoming the market leader in the streaming and royalty markets, and given the completion of the acquisition of Silverstone Resources Corp. and the entering into of a silver stream with Barrick Gold Corporation, the Human Resources Committee reconsidered the composition of the comparator group during the first quarter of 2010 to ensure that the comparator group continued to be comprised of publicly-traded mining companies of similar size, as determined by market capitalization and complexity, to the Company. As a result of that review, the comparator group was updated to be the following (the “2010 Comparator Group”):

2010 Comparator Group of Companies

Agnico-Eagle Mines Limited	Eldorado Gold Corporation
First Quantum Minerals Ltd.	Franco-Nevada Corporation
Hudbay Minerals Inc.	IAMGold Corporation
Inmet Mining Corporation	Kinross Gold Corp.
Lundin Mining Corp.	Pan American Silver Corp.
Royal Gold, Inc.	Yamana Gold Inc.

As of January 31, 2010, the market capitalization of the 2010 Comparator Group ranged from $1.8 billion to $11.5 billion (Silver Wheaton market capitalization was $4.8 billion), and the most recently reported annual revenues as at January 31, 2010 ranged from $74 million to $1,740 million (Silver Wheaton revenue was $167 million).

Total base salary plus cash bonus awarded for 2009 for each of the Named Executive Officers falls within the 50% to 75% percentile range of the 2010 Comparator Group three year average for comparable positions.

As a result of the foregoing considerations, with respect to the financial year ended December 31, 2009, bonuses were awarded to the following Named Executive Officers in March 2010:

Name of Officer	Title of Officer	Bonus Amounts ($)(1)	Actual (2)	Target (3)
Peter D. Barnes	President and Chief Executive Officer (4)	713,625	120%	90%
Gary D. Brown	Chief Financial Officer	228,360	87%	50%
Randy V.J. Smallwood	Executive Vice President, Corporate Development (4)	570,900	200%	75%
Curt D. Bernardi	Vice President, Legal and Corporate Secretary	228,360	87%	50%
		1,741,245

1
Converted to United States dollars at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

2	This column expresses the bonus amount awarded for 2009 as a percentage of base salary.
3	This column expresses the target bonus as a percentage of base salary.
4	As of January 1, 2010, Mr. Barnes ceased to be the President of the Company but continued as the Chief Executive Officer of the Company, and Mr. Smallwood was appointed the President of the Company.

Mr. Smallwood’s award also reflects a recognition of Mr. Smallwood’s new role as President of the Company commencing January 1, 2010.

In July 2009, the Human Resources Committee received a report from Mercer which had been updated to include information from the most recent proxy season from the 2009 Comparator Group. Following a review of that report, the Committee recommended that certain additional bonuses be awarded in respect of performance in 2008. The Board subsequently approved incremental bonuses of C$150,000 for Mr. Barnes, C$100,000 for Mr. Smallwood and C$25,000 for Mr. Brown. As these bonuses were adjustments to compensation in respect of performance in 2008, the bonuses have been added to 2008 compensation in the “Summary Compensation Table” on page 14.

Restricted Share Rights

Given the success of the Company in 2009 with respect to the evaluation criteria noted above, the Human Resources Committee recommended a discretionary bonus of restricted share rights be awarded to the Named Executive Officers.

Each restricted share right granted converts into a Common Share upon expiry of a restricted period determined by the Board. For the purposes of the awards of restricted share rights made to the Named Executive Officers below: (i) the grant date is the third trading day following the release of the 2009 financial results of the Company; and (ii) the expiry of the restricted period is 90 days following the grant date for one-third of the award, the first anniversary of the grant date for one-third of the award and the second anniversary of the grant date for the final one-third of the award. For further details regarding the terms of the Restricted Share Plan, see “Restricted Share Plan” at page 24. The award was made in restricted share rights rather than an award of cash to ensure the continued alignment of the Named Executive Officers with the long term interests of the Company in that restricted share rights have a restricted period during which the Named Executive Officer will be incented to maximize the price of the Common Shares, and following which the Named Executive Officer will obtain Common Shares.

The Human Resources Committee also considered the award of restricted share rights and stock options for 2009 compared to the 2010 Comparator Group. For 2009, each of the awards to the Named Executive Officers falls within the 50% to 75% percentile range of the 2010 Comparator Group three year average for long-term compensation awards for comparable positions.

As a result of the foregoing considerations, with respect to the financial year ended December 31, 2009, restricted share rights were awarded to the following Named Executive Officers in March 2010. The value of these awards was intended to be approximately 100% of base salary (except that Mr. Smallwood’s award also reflects a recognition of Mr. Smallwood’s new role as President of the Company commencing January 1, 2010):

Name of Officer	Title of Officer	Number of Restricted Share Rights(1)	Award Value ($)(2)
Peter D. Barnes	President and Chief Executive Officer (3)	40,100	606,285
Gary D. Brown	Chief Financial Officer	17,700	267,612
Randy V.J. Smallwood	Executive Vice President, Corporate Development (3)	25,700	388,567
Curt D. Bernardi	Vice President, Legal and Corporate Secretary	17,700	267,612
		101,200	1,530,076

1
These restricted share rights have restricted periods that expire as to one-third on each of June 9, 2010, March 9, 2011 and March 9, 2012. The grant date fair value of the restricted share rights is C$15.89.

2
Converted to United States dollars at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

3	As of January 1, 2010, Mr. Barnes ceased to be the President of the Company but continued as the Chief Executive Officer of the Company, and Mr. Smallwood was appointed the President of the Company.

The number of restricted share rights granted to the Named Executive Officers in 2009 represents approximately 0.4% of the Common Shares outstanding as of March 25, 2010.

Stock Options

The Company’s share option plan (the “Share Option Plan”) is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers and consultants, to have equity participation in the Company through the acquisition of Common Shares. For the purposes of the awards of options made to the Named Executive Officers: (i) the grant date is the third trading day following the release of the 2009 financial results of the Company; (ii) the exercise price for each option is equal to the closing price of the Common Shares on the TSX on the second trading day following the release of the 2009 financial results of the Company; (iii) the vesting schedule is 90 days following the grant date for one-third of the award, the first anniversary of the grant date for one-third of the award and the second anniversary of the grant date for the final one-third of the award; and (iv) the options are exercisable for a five year period following the grant date. For further details regarding the terms of the Share Option Plan, see “Share Option Plan” at page 23.

Annually, the Chief Executive Officer proposes stock option grants for executive officers in his presentation to the Human Resources Committee based on his evaluation of each executive’s performance. The Human Resources Committee considers the Chief Executive Officer’s recommendations in addition to the findings in Mercer’s report, in making its recommendation to the Board regarding any stock options to be granted.

The Human Resources Committee also considered the award of restricted share rights and stock options for 2009 compared to the 2010 Comparator Group. For 2009, each of the awards to the Named Executive Officers falls within the 50% to 75% percentile range of the 2010 Comparator Group three year average for long-term compensation awards for comparable positions.

In February 2009, on the recommendation of the Human Resources Committee after a subjective consideration of the performance of the executive’s performance and the three year average for long-term compensation of the 2010 Comparator Group, the Board granted stock options to the Named Executive Officers as follows:

Name of Officer	Title of Officer	Number of Stock Options(1)	Option Awards ($) (2)
Peter D. Barnes	President and Chief Executive Officer (3)	300,000	827,921
Gary D. Brown	Chief Financial Officer	100,000	275,974
Randy V.J. Smallwood	Executive Vice President, Corporate Development (3)	225,000	620,941
Curt D. Bernardi	Vice President, Legal and Corporate Secretary	10,000	27,597
		635,000	1,752,433

1
These stock options vested as to one-third on February 23, 2009 and as to one-third on February 23, 2010 and will vest as to one-third on February 23, 2011. The exercise price for these stock options is C$9.08.

2
The amounts in this column are calculated using the Black-Scholes-Merton model. Key assumptions and estimates used in the model include an expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility ranging from 45%-50% based on historical volatility of the stock price of the Company’s peers during the 2.5 year period immediately preceding the grant date. Converted to United States dollars at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

3	As of January 1, 2010, Mr. Barnes ceased to be the President of the Company but continued as the Chief Executive Officer of the Company, and Mr. Smallwood was appointed the President of the Company.

Mr. Bernardi had been awarded 100,000 stock options in December 2008 upon becoming an officer of the Company and the Human Resources Committee therefore considered it appropriate to reduce the stock option award in 2009.

The number of stock options granted to the Named Executive Officers in 2009 represents approximately 0.5% of the Common Shares outstanding as of March 25, 2010.

Other Long-Term Incentive Plans

The Company does not have any other long-term incentive plans, including any supplemental executive retirement plans.

Other Compensation – Perquisites

During the financial year ended December 31, 2009, none of the Named Executive Officers received any perquisites which in the aggregate was greater than C$50,000 or 10% of the respective Named Executive Officer’s salary.

Future Year Compensation

The Company is reviewing the performance assessment process with a view to developing a more specific linkage between the accomplishments of management and compensation awards. A new plan is being designed in consultation with Mercer and management, and the Human Resources Committee expects that it will be applied to the determination of awards in 2010. It is anticipated that it will include specific performance metrics for the purpose of determining the cash bonus award to be made in any given year. In addition, performance share units will be added to the long-term compensation mix.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return for C$100 invested in Common Shares on December 31, 2004 against the cumulative total shareholder return of the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index for the five most recently completed financial periods of the Company, assuming the reinvestment of all dividends.

(in C$)	Dec/04	Dec/05	Dec/06	Dec/07	Dec/08	Dec/09
Silver Wheaton Corp.	100.00	177.63	321.58	442.10	210.53	417.89
S&P/TSX Composite Index	100.00	124.13	145.55	159.86	107.10	144.65
S&P/TSX Capped Diversified Metals and Mining Index	100.00	147.20	249.94	299.93	95.99	402.23

The performance graph illustrates that Silver Wheaton has outperformed both the S&P/TSX Composite Index and the S&P/TSX Capped Diversified Metals and Mining Index (“Metals and Mining Index”) over the five most recently completed financial periods of the Company. Generally, performance trends are more closely aligned with the Metals and Mining Index, particularly from 2005 to 2009. NEO total compensation reported in 2004 and 2005 is not necessarily reflective of Company performance in those periods or easily comparable to compensation in subsequent years, as in 2004 and 2005 the Company did not employ full-time executives as the business was in its start-up phase. NEO total compensation reported for financial periods ended in 2006 through 2009 is consistent with the Company’s trend in performance in that total compensation of the NEOs increased in 2006 and 2007, decreased in 2008, and again increased in 2009.

Summary Compensation Table

The following table provides information for the three most recently completed financial years ended December 31, 2009, 2008 and 2007 regarding compensation earned by each of the following executive officers of the Company: (a) the President and Chief Executive Officer, (b) the Chief Financial Officer, and (c) the other two most highly compensated “executive officers” during the financial year ended December 31, 2009 (the “Named Executive Officers”). There were no other executive officers of the Company or other individuals acting in a similar capacity during 2009.

2009 Summary Compensation Table

Name and principal position	Year	Salary (1) ($)	Share-based Awards (11) ($)	Option-based awards ($) (2)	Non-equity incentive plan compensation ($)		All other compensation ($) (9)	Total compensation ($)
					Annual incentive plans(10)	Long-term incentive plans
Peter D. Barnes President and Chief Executive Officer (4)	2009 2008 2007	594,688(8) 513,125 581,900	606,285 Nil Nil	827,921 826,607 929,239	713,625 307,875(5) 506,000	Nil Nil Nil	11,647(3) 10,562(3) 20,536(3)	2,754,166 1,658,169 2,037,675
Gary D. Brown Chief Financial Officer (6)	2009 2008 2007	261,663(8) 121,427 N/A	267,612 Nil N/A	275,974 525,386 N/A	228,360 53,365(5) N/A	Nil Nil N/A	Nil Nil N/A	1,033,609 700,178 N/A
Randy V.J. Smallwood Executive Vice President, Corporate Development (4)	2009 2008 2007	285,450(8) 246,300 253,000	388,567 Nil Nil	620,941 619,955 929,239	570,900 174,463(5) 253,000	Nil Nil Nil	Nil Nil Nil	1,865,858 1,040,718 1,435,239
Curt D. Bernardi Vice President, Legal and Corporate Secretary (7)	2009 2008 2007	261,663 (8) 14,617 N/A	267,612 Nil N/A	27,597 157,124 N/A	228,360 4,105 N/A	Nil Nil N/A	Nil Nil N/A	785,232 175,846 N/A

1
Salaries and bonuses for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Summary Compensation Table for the financial year ended December 31, 2009 at the exchange rate of C$1.00 = US$0.9515, for the financial year ended December 31, 2008 at the exchange rate of C$1.00 = US$0.8210, and for the financial year ended December 31, 2007 at the exchange rate of C$1.00 = US$1.0120.

2
The amounts in this column are calculated using the Black-Scholes-Merton model. Key assumptions and estimates used in the model include an expected option life of 2.5 years, a discount rate based on the average yields of 2 year and 3 year Government of Canada benchmark bonds and a volatility ranging from 45%-50% based on historical volatility of the stock price of the Company’s peers during the 2.5 year period immediately preceding the grant date.

3	These amounts represent life and disability insurance premiums paid by the Company on behalf of Mr. Barnes.
4	As of January 1, 2010, Mr. Barnes ceased to be the President of the Company but continued as the Chief Executive Officer of the Company, and Mr. Smallwood was appointed the President of the Company.
5
These amounts have been restated to include the following bonuses awarded in July 2009 in respect of 2008 performance, which were not reflected in the management information circular of the Company dated March 27, 2009: C$150,000 for Mr. Barnes, C$100,000 for Mr. Smallwood and C$25,000 for Mr. Brown.

6	Mr. Brown was appointed as Chief Financial Officer of the Company effective July 1, 2008.

7	Mr. Bernardi was appointed as Vice President, Legal and Corporate Secretary of the Company effective December 8, 2008.
8

The base salary for each Named Executive Officer remained unchanged from 2008 to 2009. Differences in this table between 2009 and 2008 base salaries result from the use of different exchange rates in 2009 and 2008 in converting to United States dollars and, in the case of Mr. Brown and Mr. Bernardi, from a full year salary applying in 2009 rather than being pro-rated based on start date of employment in 2008.

9

The value of perquisites for each Named Executive Officer did not exceed the lesser of C$50,000 and 10% of the total salary of such Named Executive Officer in 2009, and are therefore not included in “All other compensation” as permitted under Canadian securities laws. All perquisites have a direct cost to the Company and were valued on this basis.

10	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted. These payments are generally made by March 15 of the following financial year.
11

This column represents Restricted Share Rights granted in respect of the financial year noted. These awards are typically made by March 15 of the following financial year. The amounts in this column are calculated by multiplying the grant date fair value of the Restricted Share Rights of C$15.89 (which was the closing price of the Common Shares on the TSX as of the day before the award was made) by the number of Restricted Share Rights awarded, and has been converted to United States dollars for reporting purposes in the Summary Compensation Table for the financial year ended December 31, 2009 at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

The aggregate total compensation paid to the Named Executive Officers represents approximately 5.5% of the 2009 net profit of the Company.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Named Executive Officer outstanding as of December 31, 2009.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter D. Barnes	500,000 200,000 200,000 300,000	12.45 12.60 16.63 9.08	April 21, 2011 February 21, 2012 February 27, 2013 February 23, 2014	1,631,823 624,184 Nil 1,941,060	Nil	Nil
Gary D. Brown	150,000 100,000	13.85 9.08	June 17, 2013 February 23, 2014	289,732 647,020	Nil	Nil
Randy V.J. Smallwood	100,000 200,000 150,000 225,000	6.03 12.60 16.63 9.08	December 10, 2010 February 21, 2012 February 27, 2013 February 23, 2014	937,228 624,184 Nil 1,455,795	Nil	Nil
Curt D. Bernardi	100,000 10,000	3.96 9.08	December 8, 2013 February 23, 2014	1,134,188 64,702	Nil	Nil

1
Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$15.88 and subtracting the exercise price of in-the-money stock options. Converted to United States dollars at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended December 31, 2009.

Value Vested or Earned During the Financial Year Ended December 31, 2009

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter D. Barnes	11,418	Nil	Nil
Gary D. Brown	3,806	Nil	Nil
Randy V.J. Smallwood	8,564	Nil	Nil
Curt D. Bernardi	564,144	Nil	Nil

1
Calculated using the closing price of the Common Shares on the TSX as of the date of vesting and subtracting the exercise price of in-the-money stock options. Converted into United States dollars at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

Termination and Change of Control Benefits

The Company has entered into employment agreements with each of Mr. Barnes, Mr. Brown, Mr. Smallwood and Mr. Bernardi.

Peter D. Barnes

Mr. Barnes’ employment agreement provides for a severance payment of three years’ salary, plus the greater of three times his annual bonus at target or three times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of three years or until Mr. Barnes receives comparable benefits from another source, to be paid if he is (a) dismissed without cause or (b) there is a change of control of the Company (a “Change of Control” as defined below) and either (i) Mr. Barnes elects in writing to terminate his employment within 120 days from the date of such Change of Control, or (ii) within six months of such Change of Control Mr. Barnes elects to terminate his employment as a result of certain events occurring, including a material decrease in any of Mr. Barnes’ duties, powers, rights, discretion, salary or benefits or a material change in location of Mr. Barnes’ principal place of employment compared with his principal place of employment prior to the Change of Control.

Gary D. Brown and Randy V.J. Smallwood

The employment agreement for each of Messrs. Brown and Smallwood provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if he is (a) dismissed without cause, or (b) there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Messrs. Brown and Smallwood, as the case may be, for any reason other than just cause, or (ii) Messrs. Brown and Smallwood, as the case may be, elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

The employment agreement for Mr. Brown further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the precious metals sector; (ii) enter into any discussions or negotiations with any party who has made a proposal to the Company during his employment with the Company; or (iii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

Curt D. Bernardi

The employment agreement for Mr. Bernardi provides for a severance payment of twelve months’ salary and bonus entitlement, plus two additional months of salary and bonus entitlement for each complete year of service with the Company, up to a maximum of two years’ salary and bonus entitlement, plus accrued but unused vacation time and benefits for the earlier of the number of months for which he is entitled to a severance payment or until he receives comparable benefits from another source. Bonus entitlement is equal to the greater of bonus at 50% of Mr. Bernardi’s annual salary or the bonus received by him in the previous year, all multiplied by the number of months for which he is entitled to a termination allowance, divided by 12. The employment agreement for Mr. Bernardi provides for a severance payment of two years’ salary, plus the greater of two times his annual bonus at target or two times the bonus received by him in the previous year, plus accrued but unused vacation time and benefits for the earlier of two years or until he receives comparable benefits from another source, to be paid if there is a Change of Control and within six months of such Change of Control (i) the Company gives notice of its intention to terminate Mr. Bernardi for any reason other than just cause, or (ii) Mr. Bernardi elects to terminate his employment as a result of certain events occurring to him, including a material decrease in his duties, powers, rights, discretion, salary or benefits, a diminution of title, a change in the person to whom he reports, a material change in his hours, a material increase in the amount of travel required or a change in location of his principal place of employment to a location greater than 100 kilometres from his principal place of employment prior to the Change of Control.

The employment agreement for Mr. Bernardi further provides that he will not, at any time within a period of two years following the termination of his employment, either individually or in partnership, or jointly, or in connection with any person or persons, firm, association, syndicate, company or corporation, whether as employee, principal, agent, shareholder or in any other manner whatsoever, (i) enter into any streaming agreements in the metals sector; or (ii) explore, acquire, lease or option any mineral property, any portion of which lies within 10 kilometres of any property which the Company or any party who has made a proposal to the Company during his employment with the Company has an interest, at the termination of his employment or any renewal of it.

“Change of Control”

A “Change of Control” is defined in such employment agreements as (a) less than 50% of the Board being comprised of (i) directors of the Company at the time the respective agreements are entered into or (ii) any director who subsequently becomes a director with the agreement of at least a majority of the members of the Board at the time the agreement was entered into; (b) the acquisition by any person or persons acting jointly and in concert of 40% or more of the issued and outstanding Common Shares; or (c) the sale by the Company of property or assets aggregating more than 50% of its consolidated assets or which generate more than 50% of its consolidated operating income or cash flow during the most recently completed financial year or during the current financial year.

Other than described above, the Company and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company and its subsidiaries, from a change of control of the Company and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

Estimated Incremental Payment on Change of Control or Termination

The following table provides details regarding the estimated incremental payments from the Company to each of Messrs. Barnes, Brown, Smallwood and Bernardi on a change of control or on termination without cause, assuming a triggering event occurred on December 31, 2009. Salaries, bonuses and benefits for the Named Executive Officers are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table below at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

Name	Severance Period (# of months)	Base Salary ($)	Bonus Target Value ($)	Benefits Uplift ($) (3)	Total Incremental Payment ($)
Peter D. Barnes	36	1,784,063	1,694,859	174,404	3,653,325
Gary D. Brown	24	523,325	261,663	4,277	789,265
Randy V.J. Smallwood	24	570,900	428,175	35,132	1,034,207
Curt D. Bernardi	14(1)	305,273	152,636	3,522	461,432
Curt D. Bernardi	10(2)	218,052	109,026	Nil	327,078
TOTALS		3,401,613	2,646,359	217,335	6,265,307

1	This represents the entitlement Mr. Bernardi would have received if terminated without a change of control having occurred on December 31, 2009.
2	This represents the additional entitlement Mr. Bernardi would have received if a Change of Control and a triggering event occurred on December 31, 2009.
3	Amounts in this column reflect accrued vacation allowance as of December 31, 2009.

Director Compensation

The Board meets annually to review the adequacy and form of directors’ compensation. For the financial year ended December 31, 2009, each non-executive director of the Company received: (i) an annual retainer fee of C$40,000, (ii) meeting fees of C$1,500 for each Board or committee of the Board meeting attended in person or by teleconference, and (iii) travel fees of C$1,000 for travel required to attend a Board or committee meeting. The Chairman of the Audit Committee (currently, Mr. Brough) receives an additional C$15,000 per year. The Chairman of the Human Resources Committee (currently, Mr. Gillin) and the Chairman of the Corporate Governance and Nominating Committee (currently, Mr. Nesmith) each receives an additional C$7,500 per year. The Chairman of the Board (currently, Mr. Holtby) receives an additional C$50,000 per year. In the event that any director of the Company only serves as such for part of a year, they receive such compensation pro rata. Grants of Restricted Share Rights to the non-executive directors have been used since 2005 as equity-based compensation in lieu of stock options which were discontinued for non-executive directors in 2005.

Director Compensation Table

The following table provides information regarding compensation paid to the Company’s non-executive directors during the financial year ended December 31, 2009.

Directors’ fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in the Director Compensation Table for the financial year ended December 31, 2009 at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

Name	Fees earned ($)	Share-based awards ($)(1) (2)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Lawrence I. Bell	58,517	61,851	Nil	Nil	Nil	120,368
George L. Brack	13,532	64,892	Nil	Nil	Nil	78,424
John A. Brough	92,297	61,851	Nil	Nil	Nil	154,148
R. Peter Gillin	93,723	61,851	Nil	Nil	Nil	155,574
Douglas M. Holtby	100,854	61,851	Nil	Nil	Nil	162,705
Eduardo Luna	67,656	61,851	Nil	Nil	Nil	129,507
Wade D. Nesmith	75,741	61,851	Nil	Nil	Nil	137,592
TOTALS	502,320	435,998	Nil	Nil	Nil	938,318

1
Each of Messrs. Bell, Brough, Gillin, Holtby, Luna and Nesmith were granted 7,159 Restricted Share Rights on February 23, 2009 at a deemed price of C$9.08 per share with restricted periods expiring as to 2,387 on February 23, 2009, as to 2,386 on February 23, 2010 and as to 2,386 on February 23, 2011. The grant date fair value of the Restricted Share Rights is C$9.08.

2
Mr. Brack was granted 4,000 Restricted Share Rights on November 24, 2009 at a deemed price of C$17.05 per share with restricted periods expiring as to 1,334 on January 15, 2010, as to 1,333 on November 24, 2010 and as to 1,333 on November 24, 2011. The grant date fair value of the Restricted Share Rights is C$17.05.

The table below breaks down the non-executive directors’ fees earned for the financial year ended December 31, 2009.

Name	Board Annual Retainer ($)	Board/Committee Chair Retainer ($)	Aggregate Board Attendance Fee ($)	Aggregate Committee Attendance Fee ($)	Aggregate Travel Fee ($)	Total Retainer and Fees ($)
Lawrence I. Bell	38,060	-	11,418	7,136	1,903	58,517
George L. Brack	13,532	-	0	0	-	13,532
John A. Brough (Chair of the Audit Committee)	38,060	14,273	14,273	14,273	11,418	92,297
R. Peter Gillin (Chair of the Human Resources Committee)	38,060	7,136	14,273	22,836	11,418	93,723
Douglas M. Holtby (Chair of the Board)	38,060	40,910	12,845	7,136	1,903	100,854
Eduardo Luna	38,060	6,665	10,086	1,427	11,418	67,656
Wade D. Nesmith (Chair of the Corporate Governance and Nominating Committee)	38,060	9,136	2,845	12,845	2,855	75,741

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non-executive director outstanding as of December 31, 2009.

Outstanding Share-Based Awards and Option-Based Awards

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options ($) (1) (3)	Number of shares or units of shares that have not vested (#) (4)	Market or payout value of share-based awards that have not vested ($) (2) (3)
Lawrence I. Bell	Nil	N/A	N/A	N/A	7,438	112,387
George L. Brack	Nil	N/A	N/A	N/A	4,000	60,439
John A. Brough	Nil	N/A	N/A	N/A	7,438	112,387
R. Peter Gillin	25,000	6.03	December 10, 2010	234,307	7,438	112,387
Douglas M. Holtby	Nil	N/A	N/A	N/A	7,438	112,387
Eduardo Luna	Nil	N/A	N/A	N/A	6,549	98,954
Wade D. Nesmith	100,000	6.03	December 10, 2010	937,228	7,438	112,387

1
Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$15.88 and subtracting the exercise price of in-the-money stock options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Common Shares on the date of exercise.

2	Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$15.88.
3
Converted to United States dollars at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

4
This column reflects Restricted Share Rights for which their restricted periods have not yet expired. Any Restricted Share Rights for which a director has elected to defer receipt have not been included in this column.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2009.

Value Vested or Earned During the Financial Year Ended December 31, 2009

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
Lawrence I. Bell (2)	Nil	57,697	Nil
George L. Brack	Nil	Nil	Nil
John A. Brough (3)	Nil	57,697	Nil
R. Peter Gillin (4)	Nil	57,697	Nil
Douglas M. Holtby (5)	Nil	57,697	Nil
Eduardo Luna (6)	Nil	46,789	Nil
Wade D. Nesmith (7)	Nil	57,697	Nil

1
Calculated using the closing price of the Common Shares on the TSX as of the date the restricted period expires, converted into United States dollars at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

2	Mr. Bell elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2009 year until retirement.
3
Mr. Brough elected to defer receipt of the Restricted Share Rights granted on February 21, 2007 for which the end of the restricted period was February 21, 2009 until February 21, 2010. Mr. Brough elected to defer receipt of the Restricted Share Rights granted on February 27, 2008 for which the end of the restricted period was February 27, 2009 until February 27, 2011. Mr. Brough elected to defer receipt of the Restricted Share Rights granted on February 23, 2009 for which the end of the restricted period was February 23, 2009 until February 23, 2012.

4	Mr. Gillin elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2009 year until retirement.
5	Mr. Holtby elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2009 year until February 28, 2010.
6	Mr. Luna elected to defer receipt of all of the Restricted Share Rights for which the restricted period expired during the 2009 year until January 2, 2010.
7
Mr. Nesmith elected to defer receipt of the Restricted Share Rights granted on February 21, 2007 for which the end of the restricted period was February 21, 2009 until January 12, 2012. Mr. Nesmith elected to defer receipt of the Restricted Share Rights granted on February 27, 2008 for which the end of the restricted period was February 27, 2009 and the Restricted Share Rights granted on February 23, 2009 for which the end of the restricted period was February 23, 2009 until January 1, 2012.

Retirement Policy for Directors

The Company does not have a retirement policy for its directors.

Directors’ and Officers’ Liability Insurance

The Company has purchased, for the benefit of the Company, its subsidiaries and their directors and officers, insurance against liability incurred by the directors or officers in their capacity as directors or officers of the Company or its subsidiaries. The following are particulars of such insurance for the financial year ended December 31, 2009:

(a)

the total amount of insurance is $40,000,000 and, subject to the deductible portion referred to below, up to the full face amount of the policy is payable, regardless of the number of directors and officers involved;

(b)

the total cost for directors and officers liability insurance during 2009 was $466,308. The policy does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group; and

(c)	the policy provides for deductibles as follows:
	(i)	with respect to the directors and officers there is no deductible applicable; and
	(ii)	with respect to reimbursement of the Company there is a deductible per claim of $500,000 for securities claims and $250,000 for all other claims.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of the financial year ended December 31, 2009.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders	3,663,611(3)	$11.06(3)	6,992,984
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	3,663,611	$11.06	6,992,984

1	Represents the number of Common Shares reserved for issuance upon exercise of outstanding options and Restricted Share Rights.
2
Based on the maximum number of Common Shares reserved for issuance upon exercise of options under the Share Option Plan of 16,000,000 and upon exercise of Restricted Share Rights under the Restricted Share Plan of 2,000,000.

3
As at December 31, 2009, an additional 568,163 Common Shares were issuable upon the exercise of stock options that the Company inherited in connection with the acquisition of Silverstone Resources Corp. in May 2009 (the “SST Options”), for an aggregate total of 4,231,774 Common Shares issuable upon the exercise of all outstanding options and rights that the Company is subject to, including the SST Options. The weighted-average price of the SST Options at December 31, 2009 was $11.13, for an aggregate weighted-average price of $11.07.

Share Option Plan

The Share Option Plan is designed to advance the interests of the Company by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Company through the acquisition of Common Shares. The Share Option Plan was approved by the Company’s shareholders at the Company’s annual and special meeting of shareholders held on December 8, 2004 and was since amended by shareholders of the Company on April 26, 2007 and May 21, 2009. A copy of the Share Option Plan, as amended, is available under the Company’s profile on SEDAR at www.sedar.com.

The Company had 342,535,462 issued and outstanding Common Shares on March 25, 2010 and the aggregate maximum number of Common Shares that may be issued under the Share Option Plan is 16,000,000, representing approximately 4.7% of the Company’s issued and outstanding Common Shares. As at March 25, 2010, options to purchase an aggregate of 4,619,165 Common Shares, representing approximately 1.3% of the issued and outstanding Common Shares, are currently outstanding under the Share Option Plan and 7,455,203 Common Shares have been issued upon exercise of options granted under the Share Option Plan. This leaves 3,925,632 Common Shares, representing approximately 1.1% of the issued and outstanding Common Shares, available for issuance under the Share Option Plan. Any options granted under the Share Option Plan and which have been cancelled or terminated in accordance with the terms of the Share Option Plan without having been exercised will again be available for re-granting under the Share Option Plan. However, any options granted under the Share Option Plan and exercised will not be available for re-granting under the Share Option Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Company, is 10% of the total number of Common Shares then outstanding. The aggregate maximum number of Common Shares reserved for issuance to any one person pursuant to the Share Option Plan is 5% of the total number of Common Shares then outstanding.

Options granted under the Share Option Plan have an exercise price of not less than the closing price of the Common Shares on the TSX on the trading day immediately preceding the date on which the option is granted and are exercisable for a period determined by the Board, not to exceed ten years, subject to extension if they would otherwise expire during or within 48 hours after a self imposed blackout period (see below for further details). All currently outstanding options are exercisable for a period of five years from the date of the award. The vesting of stock options is at the discretion of the Board. At December 31, 2009, 1,311,650 of the outstanding options issued under the Share Option Plan remained unvested. In the event of a change of control, all outstanding unvested options will become immediately exercisable notwithstanding any vesting provisions. Options granted under the Share Option Plan are not transferable or assignable and will cease to be exercisable: (i) within a period of 30 days following the termination of an optionee’s employment or upon retirement, subject to the Board’s discretion; and (ii) within a period of time following the death of an optionee in the discretion of the Board, not to exceed 12 months following the date of death.

Subject to receipt of requisite shareholder and regulatory approval, the Board may make the following amendments to the Share Option Plan: (a) change the maximum number of Common Shares issuable under the Share Option Plan, (b) change the definition of eligible participants which would have the potential of broadening insider participation, (c) add any form of financial assistance or amend any financial assistance provision which is more favourable to participants, (d) add a cashless exercise feature which does not provide for a full deduction of the number of underlying securities from the Share Option Plan reserve, (e) add a deferred or restricted share rights or any other provision which results in participants receiving securities while no cash consideration is received by the Company, (f) discontinue the Share Option Plan, and (g) any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities or may provide additional benefits to eligible participants at the expense of the Company and its shareholders.

Subject to receipt of requisite regulatory approval, where required, and without further shareholder approval, the Board may make the following amendments to the Share Option Plan: (a) amendments to the vesting provisions of a security of the Share Option Plan, (b) amendments to the termination provisions of a security of the Share Option Plan which does not entail an extension beyond the original expiry date, and (c) adding a cashless exercise feature which provides for a full deduction of the number of underlying securities from the Share Option Plan reserve.

The Share Option Plan allows the expiry date of options granted thereunder to be the tenth day following the end of a self imposed blackout period on trading securities of the Company in the event that they would otherwise expire during or within 48 hours after such a blackout.

Restricted Share Plan

The Company’s restricted share plan (the “Restricted Share Plan”) was approved by the Company’s shareholders at the annual and special meeting of shareholders held on May 17, 2005. A copy of the Restricted Share Plan is available under the Company’s profile on SEDAR at www.sedar.com.

The Restricted Share Plan provides that restricted share rights (the “Restricted Share Rights”) may be granted by the Board or, if so determined by the Board, a committee of the Board (the “Committee”) which administers the Restricted Share Plan to employees, officers, directors and consultants of the Company as a discretionary payment in consideration of past services to the Company. The current intention of the Company is to use the Restricted Share Plan for grants of Restricted Share Rights to the non-executive directors of the Company as part of their annual retainer (see “Director Compensation” above for details) and to certain of the employees of the Company (see “Compensation Discussion and Analysis” above for details of awards to Named Executive Officers). The aggregate maximum number of Common Shares that may be issued under the Restricted Share Plan is 2,000,000, representing approximately 0.6% of the issued and outstanding Common Shares as at March 25, 2010. An aggregate of 211,858 Restricted Share Rights, representing approximately 0.1% of the issued and outstanding Common Shares, are outstanding as at March 25, 2010 under the Restricted Share Plan and 48,790 Common Shares have been issued upon expiry of restricted periods attached to outstanding Restricted Share Rights granted under the Restricted Share Plan. This leaves 1,739,352 Restricted Share Rights, representing approximately 0.5% of the issued and outstanding Common Shares, available for issuance under the Restricted Share Plan.

The maximum number of Common Shares issuable to insiders, at any time, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issuable to insiders, within any one year period, pursuant to the Restricted Share Plan and any other security based compensation arrangements of the Company is 10% of the total number of Common Shares then outstanding.

A Restricted Share Right converts into one Common Share on the later of: (i) the end of a restricted period of time wherein a Restricted Share Right cannot be exercised as determined by the Committee (“Restricted Period”); and (ii) a date determined by an eligible participant that is after the Restricted Period and before a participant’s retirement date or termination date (a “Deferred Payment Date”).

Under the Restricted Share Plan, the Board may from time to time amend or revise the terms of the Restricted Share Plan or may discontinue the Restricted Share Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board may make amendments to the Restricted Share Plan to change the maximum number of Common Shares issuable under the Restricted Share Plan and to change the provisions relating to insider restrictions. All other amendments to the Restricted Share Plan may be made by the Board without obtaining shareholder approval, such amendments including an amendment to the restricted period of a Restricted Share Right or an amendment to the termination provisions of a Restricted Share Right.

Canadian participants seeking, for tax reasons, to set or change a Deferred Payment Date must give the Company at least 30 days notice prior to the expiration of the Restricted Period in order to effect such change.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Rights automatically terminate, unless otherwise determined by the Committee. In the event of the retirement or termination after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Rights will be immediately exercised without any further action by the participant and the

Company will issue Restricted Shares and any dividends declared but unpaid to the participant. In the event of death or disability, such Restricted Share Rights will be immediately exercised.

If a participant holds Restricted Share Rights that are subject to a Restricted Period, the Committee will have the discretion to pay a participant cash equal to any cash dividends declared on the Common Shares at the time such dividends are ordinarily paid to holders of the Common Shares. The Company will pay such cash dividends, if any, to those participants that hold Restricted Share Rights that are no longer subject to a Restricted Period and are exercisable at a Deferred Payment Date.

In the event of a change of control, all Restricted Share Rights will be immediately exercised notwithstanding the Restricted Period and any applicable Deferred Payment Date.

CORPORATE GOVERNANCE PRACTICES

In June 2005, National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) and National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) were adopted by the securities regulatory authorities in Canada. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance practices. The Governance Disclosure Rule requires that, if management of an issuer solicits proxies from its security holders for the purpose of electing directors, specified disclosure of its corporate governance practices must be included in its management information circular.

The Company and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The directors are kept informed of the Company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.

The New York Stock Exchange (the “NYSE”) rules require the Company to disclose any significant ways in which its corporate governance practices differ from those followed by United States domestic issuers under the NYSE listing standards. The Company believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards.

The following is a description of the Company’s corporate governance practices which has been prepared by the Corporate Governance and Nominating Committee of the Board and has been approved by the Board.

Board of Directors

Independence of the Board

Seven out of the eight members of the Board are independent within the meaning of the Governance Guidelines. Mr. Barnes is not independent as he is also an officer of the Company.

Chairman

The Board has appointed Mr. Holtby as its Chairman. The Chairman’s responsibilities include, without limitation, ensuring that the Board works together as a cohesive team with open communication; working together with the Corporate Governance and Nominating Committee to ensure that a process is in place by which the effectiveness of the Board, its committees and its individual directors can be evaluated on a regular basis. The Chairman also acts as the primary spokesperson for the Board, ensuring that management is aware of concerns of the Board, shareholders, other stakeholders and the public and, in addition, ensures that management strategies, plans and performance are appropriately represented to the Board. The Chairman also maintains communications with the Company’s Vice President, Legal and Corporate Secretary.

Meetings of the Board and Committees of the Board

The Board meets a minimum of five times per year, including every quarter and following the annual meeting of the Company's shareholders. Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which the Company faces from time to time. The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2009.

Meetings Attended out of Meetings Held
Director	Board	Audit Committee	Human Resources Committee	Corporate Governance and Nominating Committee
Peter D. Barnes	10 out of 10	n/a	n/a	n/a
Lawrence I. Bell	8 out of 10 (1)	5 out of 5	n/a	n/a
George L. Brack	0 out of 0	n/a	n/a	n/a
John A. Brough	10 out of 10	5 out of 5	n/a	5 out of 6
R. Peter Gillin	10 out of 10	5 out of 5	5 out of 5	6 out of 6
Douglas M. Holtby	9 out of 10 (2)	n/a	5 out of 5	n/a
Eduardo Luna	7 out of 10 (2)	n/a	1 out of 2 (3)	n/a
Wade D. Nesmith	9 out of 10 (2)	n/a	3 out of 3 (4)	6 out of 6

1	Mr. Bell did not attend two Board meetings as a result of conflicts of interest.
2	Messrs. Holtby, Luna and Nesmith did not attend one Board meeting as a result of conflicts of interest.
3	Mr. Luna was appointed to the Human Resources Committee on May 21, 2009.
4	Mr. Nesmith ceased to be on the Human Resources Committee on May 21, 2009.

Independent Directors’ Meetings

The independent directors hold an in-camera session at each regularly scheduled Board meeting at which non-independent directors and members of management do not attend. During the financial year ended December 31, 2009, the independent directors held in-camera sessions at five meetings

Other Public Company Directorships/Committee Appointments

The following table provides details regarding directorships and committee appointments held by the Company’s directors in other public companies. Other than as set forth below under “Interlocking Directorships”, no director of the Company serves on the board of any other public company with any other director of the Company.

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Peter D. Barnes	Avanti Mining Inc. (since 2007)	Audit Committee Governance Committee
Lawrence I. Bell	Capstone Mining Corp. (since 2008)	Audit Committee Corporate Governance Committee
	Goldcorp Inc. (since 2005)	Audit Committee Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee
	International Forest Products Limited (since 1998)	Audit Committee Corporate Governance Committee
	Matrix Asset Management Inc. (since 2010)	Chairman Human Resources Committee Corporate Governance Committee
George L. Brack	Alexco Resource Corp. (since 2007)	Audit Committee Corporate Governance Committee Human Resources Committee
	Capstone Mining Corp. (since 2009)	Audit Committee Corporate Governance Committee Human Resources Committee
	Geologix Explorations Inc. (since 2009)	Audit Committee
	Red Back Mining Inc. (since 2009)	Audit Committee Human Resources Committee
John A. Brough	Canadian Real Estate Investment Trust (since 2008)	Audit Committee Investment Committee
	First National Financial Income Fund (since 2006)	Lead Director Audit Committee
	Kinross Gold Corporation (since 1994)	Audit Committee Human Resources, Compensation and Nominating Committee Special Committee
	Quadra Mining Ltd. (since 2007)	Audit Committee Governance Committee
R. Peter Gillin	Dundee Precious Metals Inc. (since 2009)	Human Resources Committee Environmental, Health and Safety Committee
	Sherritt International Corporation (since 2009)	Audit Committee
Douglas M. Holtby	Goldcorp Inc. (since 2005)	Vice Chairman Lead Director Governance and Nominating Committee

Director	Other Public Company Directorships	Other Public Company Committee Appointments
Eduardo Luna	Alamos Gold Inc. (since 2007)	Audit Committee Technology, Safety and Environmental Committee
	Farallon Resources Ltd. (since 2007)	Human Resources Committee Health, Safety and Environmental Committee
	Geologix Explorations Inc. (since 2007)	Audit Committee
	Mala Noche Resources Corp. (since 2008)	None
	Rochester Resources Ltd. (since 2007)	None
Wade D. Nesmith	Geovic Mining Corp. (since 2006)	Human Resources Committee Governance Committee
	Mala Noche Resources Corp. (since 2008)	None
	Selwyn Resources Ltd. (since 2006)	Governance Committee

The Board has determined that the simultaneous service of some of its directors on other audit committees does not impair the ability of such directors to effectively serve on the Company's Audit Committee.

Interlocking Directorships

The following table provides details regarding directors of the Company who served together as directors on the boards of other public companies.

Director	Interlocking Public Company Directorships	Other Public Company Committee Appointments
Lawrence I. Bell	Capstone Mining Corp.	Audit Committee Corporate Governance Committee
George L. Brack	Capstone Mining Corp.	Audit Committee Corporate Governance Committee Human Resources Committee
George L. Brack	Geologix Explorations Inc.	Audit Committee
Eduardo Luna	Geologix Explorations Inc.	Audit Committee
Lawrence I. Bell	Goldcorp Inc.	Audit Committee Governance and Nominating Committee Sustainability, Environment, Health and Safety Committee
Douglas M. Holtby	Goldcorp Inc.	Vice Chairman Lead Director Governance and Nominating Committee
Eduardo Luna	Mala Noche Resources Corp.	None
Wade D. Nesmith	Mala Noche Resources Corp.	None

Director Investment Requirements

The Board has implemented a policy which requires each non-executive director of the Company to hold a number of Common Shares which is at least equal to three times the amount of the annual retainer payable to each non-executive director of the Company. This requirement must be attained within three years of becoming a director and must be maintained throughout their tenure as a director. In calculating such holdings, the director may include any Restricted Share Rights, but may not include any options held. All of the directors were in compliance with these requirements as of December 31, 2009.

The following table provides information regarding the share ownership, actual and required, for each director as of December 31, 2009.

Director Share Ownership Requirements and Actual Share Ownership

	Share Ownership Requirement Policy		Actual Share Ownership (1)
Name		Ownership Requirement ($)	Common Shares ($)	Restricted Share Rights (2) ($)	Total Ownership ($)
Peter D. Barnes (3)	President and Chief Executive Officer (10)	302,196 (20,000 Shares)	5,295,992 (350,500 Shares)	Nil (Nil Rights)	5,295,992
Lawrence I. Bell (4)	Non-Executive Director	114,180	425,614 (28,168 Shares)	188,737 (12,491 Rights)	614,351
George L. Brack (5)	Non-Executive Director	N/A	Nil (Nil Shares)	60,439 (4,000 Rights)	60,439
John A. Brough	Non-Executive Director	114,180	70,820 (4,687 Shares)	229,050 (15,159 Rights)	299,870
R. Peter Gillin (6)	Non-Executive Director	114,180	226,647 (15,000 Shares)	299,869 (19,846 Rights)	526,516
Douglas M. Holtby (7)	Non-Executive Director	114,180	2,117,913 (140,168 Shares)	188,737 (12,491 Rights)	2,306,650
Eduardo Luna (8)	Non-Executive Director	114,180	1,386,765 (91,779 Shares)	161,871 (10,713 Rights)	1,548,636
Wade D. Nesmith (9)	Non-Executive Director	114,180	264,422 (17,500 Shares)	299,869 (19,846 Rights)	564,291

1
Represents Common Shares and Restricted Share Rights beneficially owned by the respective directors, directly or indirectly, or over which control or direction is exercised. The number of securities held by directors is to the knowledge of the Company based on information provided by the directors. Calculated using the closing price of the Common Shares on the TSX on December 31, 2009 of C$15.88 and converted to United States dollars at the exchange rate of C$1.00 = US$0.9515, being the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on December 31, 2009.

2	This column includes Restricted Share Rights in respect of which the restricted period has expired but for which a director has elected to defer receipt.
3	Mr. Barnes also owns warrants to purchase 3,795 Common Shares and options to purchase 1,200,000 Common Shares.
4	Mr. Bell also owns warrants to purchase 1,020 Common Shares.
5	Pursuant to the Board’s policy, Mr. Brack has three years from his appointment on November 24, 2009 to attain the required share ownership.
6
These Common Shares are held indirectly through Mr. Gillin’s private company, RPCG Investments Ltd. Mr. Gillin also owns warrants to purchase 850 Common Shares (held indirectly through RPCG Investments Ltd.) and options to purchase 25,000 Common Shares.

7
90,000 of these Common Shares are held indirectly through Mr. Holtby’s private company, Arbutus Road Investments Inc. Mr. Holtby also owns warrants to purchase 5,100 Common Shares (held indirectly through Arbutus Road Investments Inc.).

8	Mr. Luna also owns warrants to purchase 7,360 Common Shares.
9	5,600 of these Common Shares are held indirectly through Mr. Nesmith’s private company, Nesmith Capital. Mr. Nesmith also owns options to purchase 100,000 Common Shares.
10	As of January 1, 2010, Mr. Barnes ceased to be the President of the Company but continued as the Chief Executive Officer of the Company.

Stock options are no longer granted to the Company’s non-executive directors. Any stock options currently held by the directors as disclosed in the footnotes to the above table were granted prior to 2005 when the practice of granting stock options to the Company’s non-executive directors was discontinued.

Chief Executive Officer Investment Requirements

The Board has implemented a policy which requires the Chief Executive Officer of the Company to hold a minimum of 20,000 Common Shares. This requirement must be maintained throughout his tenure as Chief Executive Officer. Mr. Barnes holds 350,500 Common Shares, with a value of $5,295,992 as at December 31, 2009.

Succession Planning

At a meeting of the Human Resources Committee held in January 2009, the Committee discussed succession planning for the role of Chief Executive Officer and President. As of January 1, 2010, Mr. Barnes ceased to the President of the Company but continued as the Chief Executive Officer of the Company, and Mr. Smallwood was appointed the President of the Company, in part, as a result of those and subsequent discussions. The Human Resources Committee again considered succession planning at a meeting held in March of 2010.

Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company; and to act with a view towards the best interests of the Company. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the following matters:

  the strategic planning process of the Company;

  identifying the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

  succession planning, including appointing, training and monitoring senior management;

  a communications policy for the Company to facilitate communications with investors and other interested parties; and

  the integrity of the Company's internal control and management information systems.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual directors. The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Human Resources Committee and the Corporate Governance and Nominating Committee.

A copy of the terms of reference for the Board, setting out its mandate, responsibilities and the duties of its members is attached as Schedule “A” to this management information circular.

Position Descriptions

Written position descriptions have been developed by the Board for the Chairman of the Board, the Chairman of each of the committees of the Board, the Chief Executive Officer of the Company and the Company’s other senior executives and management.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee, in conjunction with the Chairman of the Board and the Chief Executive Officer of the Company, is responsible for ensuring that new directors are provided with an orientation and education program which will include written information about the duties and obligations of directors, the business and operations of the Company, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors.

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Company’s directors, the Corporate Governance and Nominating Committee will: (a) periodically canvass the directors to determine their training and education needs and interests; (b) arrange ongoing visitation by directors to the Company’s facilities and operations; (c) arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the Company; and (d) encourage and facilitate presentations by outside experts to the Board or committees on matters of particular import or emerging significance.

The following table provides details regarding various continuing education events held for the Company’s directors during the financial year ended December 31, 2009.

Date and Place	Description of Event	Attendees
Various	Institute of Corporate Directors – “The Directors’ Series” Meetings	John A. Brough Douglas M. Holtby
Various	Institute of Corporate Directors – Earned ICD.D. Designation	R. Peter Gillin
Various	Rotman School of Business – Completed Directors’ Education Program	R. Peter Gillin
Various	Chartered Accountant Firm Seminars	Peter D. Barnes John A. Brough Douglas M. Holtby
December 2009	Insight Professional Conferences – Advanced Mergers & Acquisitions	Wade D. Nesmith

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Corporate Governance and Nominating Committee has the responsibility for monitoring compliance with the Code by ensuring all directors, officers and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Company’s Chief Risk Officer or other appropriate person. In addition, the Board conducts regular audits to test compliance with the Code. A copy of the Code may be accessed under the Company’s profile at www.sedar.com or on the Company’s website at www.silverwheaton.com.

The Board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Company’s Chief Risk Officer regarding any potential conflicts of interest. If a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director may not attend any part of the meeting of the directors during which the transaction is discussed and may not vote on any resolution with respect to the transaction, unless the transaction relates primarily to his or her remuneration as a director of the Company, is for indemnity or insurance or is one with an affiliate of the Company.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

Whistleblower Policy

The Company has adopted a Whistleblower Policy which allows its directors, officers and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through The Network Inc., an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to either the Chair of the Audit Committee or the Vice President, Legal, depending on the nature of the complaint. The Chair of the Audit Committee or Vice President, Legal, as applicable, then investigates each matter so reported and takes corrective and disciplinary action, if appropriate.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the Board. The process by which the Board anticipates that it will identify new candidates is through recommendations of the Corporate Governance and Nominating Committee whose responsibility it is to develop, and annually update and recommend to the Board for approval, a long-term plan for Board composition that takes into consideration the following: (a) the independence of each director; (b) the competencies and skills the Board, as a whole, should possess; (c) the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect Board dynamics; (d) retirement dates; and (e) the strategic direction of the Company.

The Corporate Governance and Nominating Committee’s responsibilities include periodically reviewing the charters of the Board and the committees of the Board; assisting the Chairman of the Board in carrying out his responsibilities; considering and, if thought fit, approving requests from directors for the engagement of independent counsel in appropriate circumstances; preparing and recommending to the Board a set of corporate governance guidelines, a Code of Business Conduct and Ethics and annually a “Statement of Corporate Governance Practices” to be included in the Company’s management information circular; annually reviewing the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; assisting the Board by identifying individuals qualified to become Board members and members of Board committees; leading the Board in its annual review of the Board’s performance; and assisting the Board in monitoring compliance by the Company with legal and regulatory requirements.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors. The policy is described under “Election of Directors” at page 37.

Compensation

The Human Resources Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Human Resources Committee on the Company’s overall compensation and benefits philosophies.

The Human Resources Committee’s responsibilities include reviewing and making recommendations to the directors regarding any equity or other compensation plan and regarding the total compensation package of the Chief Executive Officer, considering and approving the recommendations of the Chief Executive Officer regarding the total compensation packages for the other officers of the Company. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Review Process – Role of Human Resources Committee” above for further details regarding the Human Resources Committee.

Advisors to the Human Resources Committee

During the financial year ended December 31, 2009, the Human Resources Committee retained Mercer to provide assistance to the Human Resources Committee in determining compensation for the Company’s directors. See “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Review Process – Role of the Compensation Consultant” above for further details regarding the engagement of Mercer by the Human Resources Committee.

Committees of the Board

The Board has the following three standing committees:

  the Audit Committee;

  the Human Resources Committee; and

  the Corporate Governance and Nominating Committee.

All of the committees are independent of management and report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board. The current membership of each standing committee of the Board is as follows:

Audit Committee – John A. Brough (Chair), Lawrence I. Bell and R. Peter Gillin

Human Resources Committee – R. Peter Gillin (Chair), Douglas M. Holtby and Eduardo Luna

Corporate Governance and Nominating Committee – Wade D. Nesmith (Chair), John A. Brough and R. Peter Gillin

Audit Committee

The purposes of the Audit Committee are to assist the Board's oversight of:

  the integrity of the Company's financial statements;

  the Company's compliance with legal and regulatory requirements;

  the qualifications and independence of the Company's independent auditors; and

  the performance of the independent auditors and the Company’s internal audit function.

Further information regarding the Audit Committee is contained in the Company’s annual information form (the “AIF”) dated March 25, 2010 under the heading “Audit Committee” and a copy of the Audit Committee charter is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.

Human Resources Committee

The purposes of the Human Resources Committee are to make recommendations to the Board relating to the compensation of:

  the Company's Chief Executive Officer; and

  members of senior management of the Company.

Corporate Governance and Nominating Committee

The purposes of the Corporate Governance and Nominating Committee are to:

  identify and recommend individuals to the Board for nomination as members of the Board and its committees (other than the Corporate Governance and Nominating Committee);

  make recommendations to the Board relating to the compensation of the Board members; and

  develop and recommend to the Board a set of corporate governance principles applicable to the Company.

Board Assessments

The Board is committed to regular assessments of the effectiveness of the Board, the Chairman, the committees of the Board and the individual directors. The Corporate Governance and Nominating Committee annually reviews and makes recommendations to the Board regarding evaluations of the Board, the Chairman, the committees of the Board and the individual directors. The process for such evaluations may include the following:

(a)	a detailed written questionnaire;
(b)	individual discussions between each director and an independent consultant and/or the Chairman of the Corporate Governance and Nominating Committee and/or the Chairman of the Board;
(c)	with regard to individual director assessments, peer and/or self evaluations; and
(d)	individual discussions with those members of senior management who regularly interact with the Board.

With respect to the most recent Board assessment, in the first quarter of 2010 the Chairman of the Board met with each individual director with regard to individual director assessments and presented a summary of the findings at a meeting of the Board in March, 2010. In addition, a written questionnaire was circulated to directors with regard to the effectiveness of the Board and the Committees of the Board. A summary of the results of the questionnaire was presented to the Corporate Governance and Nominating Committee, following which the summary was presented to the Board in March, 2010.

Board Areas of Expertise

The matrix below shows the Board’s mix of skills and experience in areas that are important to our business. The skills matrix is also used to identify what skills we should recruit for when making changes or additions to our Board.

Skill/Experience	No. of Directors
Managing or leading growth – experience as a senior officer in driving the strategy and vision of an organization and leading growth	7
International – experience as a senior officer in a major organization that has international operations	5
CEO/President – experience as the CEO or President of a publicly listed company or major organization	5
Operations – production or exploration experience with a leading mining or resource company, with formal education in geology, geophysics or engineering	2
Industry expertise – experience in the mining industry, combined with a strong knowledge of market participants	4
Compensation – experience as a senior officer or board compensation committee member, with compensation, benefit and pension programs, with specific expertise in executive compensation programs	6
Investment banking/Mergers & acquisitions – experience in investment banking or in major mergers and acquisitions	4
Financial literacy – experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian GAAP, US GAAP or International Financial Reporting Standards)	6
Health, safety, environment and sustainability – strong understanding of the requirements and leading practices of workplace safety, health and the environment, including the requirements needed for a strong safety culture and sustainable development	3
Governance/Board – experience as a board member of a major organization	8

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s directors, executive officers or employees, or former directors, executive officers or employees, nor any associate of such individuals, is as at the date hereof, or has been, during the financial year ended December 31, 2009, indebted to the Company or its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) director or executive officer of the Company who has held such position at any time since January 1, 2009; (b) proposed nominee for election as a director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than directors and executive officers of the Company having an interest in (i) the resolution regarding the confirmation of the shareholder rights plan to the extent they own Common Shares, and (ii) the resolution regarding the approval of amendments to the Share Option Plan as such persons are eligible to participate in such plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2009, no informed person of the Company, nominee for election as a director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

ELECTION OF DIRECTORS

The Company’s Articles of Continuance provide that the Board consist of a minimum of three and a maximum of ten directors. The Board currently consists of eight directors. The Company’s shareholders have previously passed a special resolution authorizing the directors of the Company to set the number of directors to be elected at a shareholders meeting. At the Meeting, the eight persons named hereunder will be proposed for election as directors of the Company (the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election or until his successor is duly elected or appointed unless his office is earlier vacated in accordance with the by-laws of the Company. Mr. Brack was appointed a director of the Company by the Board on November 24, 2009. Each of the other Nominees was elected at the last annual and special meeting of the Company’s shareholders held on May 21, 2009.

Majority Voting Policy

The Board has adopted a policy which requires that any nominee who receives a greater number of votes “withheld” from his election than votes “for” such election, promptly tender his resignation to the Board, to be effective upon acceptance by the Board. The Corporate Governance and Nominating Committee will review the circumstances of the election and make a recommendation to the Board as to whether or not to accept the tendered resignation. The Board must determine whether or not to accept the tendered resignation as soon as reasonably possible and in any event within 90 days of the election. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The nominee in question may not participate in any committee or Board votes concerning his resignation. This policy does not apply in circumstances involving contested director elections.

Directors

The following table sets forth the name, province/state and country of residence, age, principal occupation and date they first became a director of the Company. See the “Director Share Ownership Requirements and Actual Share Ownership” table on page 30, which identifies Common Shares, Restricted Share Rights, warrants and stock options held by each of the directors. See “Committees of the Board” on page 34 for the composition of the committees of the Board.

Name, Province/State, Country of Residence and Age	Principal Occupation	Date First Became a Director of the Company

Peter D. Barnes	Chief Executive Officer of the Company	April 20, 2006
British Columbia, Canada
Age: 53

Lawrence I. Bell	Corporate Director	April 20, 2006
British Columbia, Canada
Age: 72

George L. Brack	Corporate Director	November 24, 2009
British Columbia, Canada
Age: 48

John A. Brough	Corporate Director	October 15, 2004
Ontario, Canada
Age: 63

R. Peter Gillin	Corporate Director	October 15, 2004
Ontario, Canada
Age: 61

Douglas M. Holtby	Corporate Director	April 20, 2006
British Columbia, Canada
Age: 62

Eduardo Luna	Corporate Director	December 8, 2004
Mexico City, Mexico
Age: 64

Wade D. Nesmith	Co-Chair and Chief Executive Officer of Mala Noche Resources Corp.	October 15, 2004
British Columbia, Canada
Age: 58

The principal occupations, businesses or employments of each of the Nominees within the past five years are disclosed in the brief biographies set forth below.

Peter D. Barnes – Chief Executive Officer and Director. Mr. Barnes is the Chief Executive Officer and a director of Silver Wheaton. He was President of Silver Wheaton from April 2006 to December 2009, Executive Vice President and Chief Financial Officer of Silver Wheaton from October 2004 to April 2006, Executive Vice President and Chief Financial Officer of Goldcorp from March 2005 to April 2006, and prior to such time he was Executive Vice President of Wheaton River Minerals Ltd. (“Wheaton River”) from February 2003 and Chief Financial Officer of Wheaton River from July 2003. He is also a member of the Silver Institute’s Board of Directors and Executive Committee. Mr. Barnes is a Chartered Accountant with over 20 years of senior management experience, and holds a Bachelor of Science in Economics from the University of Hull, England.

Lawrence I. Bell – Director. Mr. Bell served as the non-executive Chairman of British Columbia Hydro and Power Authority until December 2007. From August 2001 to November 2003, Mr. Bell was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority and, from 1987 to 1991, he was Chairman and Chief Executive Officer of British Columbia Hydro and Power Authority. He is also a director of Capstone Mining Corp., International Forest Products Limited, Matrix Asset Management Inc. and Goldcorp and is former Chairman of the University of British Columbia Board of Directors and former Chairman of Canada Line (Rapid Transit) Project. Prior to these positions, Mr. Bell was Chairman and President of the Westar Group and Chief Executive Officer of Vancouver City Savings Credit Union. In the province's public sector, Mr. Bell has served as Deputy Minister of Finance and Secretary to the Treasury Board. He holds a Bachelor of Arts degree and an Honours Ph.D. from the University of British Columbia. He also holds a Masters of Arts degree from San José State University.

George L. Brack – Director. Mr. Brack’s 25-year career in the mining industry has focused on investment banking and corporate development, specifically identifying, evaluating and executing strategic mergers and acquisitions, and the provision of equity financing. Most recently Mr. Brack acted as the Managing Director and Industry Head, Mining Group, of Scotia Capital. Prior to joining Scotia Capital in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd., an investment banking firm specializing in merger and acquisition advice. Previous to that, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., was Vice President of the investment banking group at CIBC Wood Gundy, and worked in Rio Algom’s Corporate Development department. Mr. Brack holds an MBA from York University, a BASc in Geological Engineering from the University of Toronto and the CFA designation.

John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. He is currently a director and Chairman of the Audit Committee of Kinross Gold Corporation, a director and Chairman of the Audit Committee and Lead Director of First National Financial Income Fund, a director of Quadra Mining Ltd. and a director of Canadian Real Estate Investment Trust. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Canadian Institute of Chartered Accountants.

R. Peter Gillin – Director. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008 and Chief Restructuring Officer until December 2008. Since 2004, Mr. Gillin has been a member of the Independent Review Committee of TD Asset Management Inc. and, since December 2005, a director of Trillium Health Care Products Inc. (a private company). Mr. Gillin was appointed a director of Sherritt International Corporation January 1, 2010 and Dundee Precious Metals Inc. in December 2009. From April 2008 to March 2009, Mr. Gillin was a director of HudBay Minerals Inc. From November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer and had been a director of that company since 1999. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and, from 2001 to 2002, was Acting Chief Executive Officer. He holds a HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D from the Institute of Corporate Directors.

Douglas M. Holtby – Director. Mr. Holtby is currently the Vice Chairman of the Board and Lead Director of Goldcorp and President and Chief Executive Officer of three private investment companies, Arbutus Road Investments Inc., Majick Capital Inc. and Holtby Capital Corporation. From June 1989 to June 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd., from 1989 to 1996, he was Chairman of Canadian Satellite Communications Inc., from 1998 to 1999, he was a Trustee of ROB.TV and CKVU, from 1974 to 1989, he was President of Allarcom Limited and, from 1982 to 1989, he was President and a shareholder of Allarcom Pay Television Limited. Mr. Holtby is a Fellow Chartered Accountant, and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

Eduardo Luna – Director. Mr. Luna is currently Co-Chair and President of Mala Noche Resources Corp. Mr. Luna was Chairman of the Corporation from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Corporation from October 2004 to April 2006), Executive Vice President of Wheaton River from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He serves as Chairman of the Advisory Board of the Faculty of Mines at the University of Guanajuato and of the Mineral Resources Council in Mexico.

Wade D. Nesmith – Director. Mr. Nesmith is currently Co-Chair and Chief Executive Officer of Mala Noche Resources Corp. and from 2004 to 2009 was associate counsel with Lang Michener LLP, a law firm where he previously practiced from 1993 to 1998. He is Chairman of Geovic Mining Corp. and Selwyn Resources Corp. Mr. Nesmith received his LLB from Osgoode Hall Law School in 1977.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than Mr. Brough who is a director of Kinross Gold Corporation (“Kinross”), which was subject to a management cease trade order issued by the Ontario Securities Commission in April 2005 against the directors and officers of Kinross in connection with Kinross’ failure to file audited financial statements for the year ended December 31, 2004. The missed filings resulted from questions raised by the United States Securities and Exchange Commission (the “SEC”) about certain accounting practices related to the accounting for goodwill. The management cease trade order was lifted in February 2006 when Kinross completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

To the knowledge of the Company, no director of the Company is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than (a) Mr. Nesmith who was a director of an automotive company which applied for Chapter 11 bankruptcy protection in December 2004 and emerged from Chapter 11 bankruptcy protection in March 2005, and (b) Mr. Gillin who was the Chairman and Chief Executive Officer of Tahera Diamond Corporation when it announced on January 16, 2008 that it had obtained an order from the Ontario Superior Court of Justice granting Tahera Diamond Corporation protection pursuant to the provisions of the Companies’ Creditors Arrangement Act. To the knowledge of the Company, no director of the Company has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director of the Company has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

APPOINTMENT OF AUDITORS

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Company until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP, Independent Registered Chartered Accountants, were first appointed as auditors of the Company on September 24, 2004.

Fees payable to Deloitte & Touche LLP in respect of services in 2008 and 2009 are detailed below:

($)	2008(1)	2009(1)
Audit Fees (2)	521,746	716,404
Audit-Related Fees	2,874	0
Tax Fees (3)	13,957	21,655
All Other Fees (4)	0	40,545
TOTAL	538,577	778,604

1
Fees are paid in Canadian dollars and converted to United States dollars for reporting purposes in this table at the exchange rate of C$1.00 = US$0.9515 for the financial year ended December 31, 2009, and at the exchange rate of C$1.00 = US$0.8210 for the financial year ended December 31, 2008.

2
Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

3	Tax fees were paid for international tax planning, advice and compliance.
4	Fees disclosed under “All Other Fees” relate to technical assistance with respect to International Financial Reporting Standards.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2009 which can be found on SEDAR at www.sedar.com. Shareholders may also contact the Director, Investor Relations of the Company by phone at (604) 639-9504 or by e-mail at info@silverwheaton.com to request copies of these documents.

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board through the Chairman of the Board by phoning 604-639-9884, emailing the Board at board@silverwheaton.com, or by writing to:

Chairman of the Board
Silver Wheaton Corp.
Park Place
Suite 3150 - 666 Burrard Street
Vancouver, BC V6C 2X8

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Peter D. Barnes”
Peter D. Barnes
Chief Executive Officer

Vancouver, British Columbia
March 25, 2010

SCHEDULE “A”

SILVER WHEATON CORP.
CHARTER OF THE BOARD OF DIRECTORS

I.	INTRODUCTION

A.

The Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) board of directors (the “Board”) has a primary responsibility to foster the short and long-term success of the Company and is accountable to the shareholders.

B.

The directors are stewards of the Company. The Board has the responsibility to oversee the conduct of the Company’s business and to supervise management, which is responsible for the day-to-day operation of the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”) sets the standards of conduct for the Company.

	C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.	COMPOSITION AND BOARD ORGANIZATION

A.

Nominees for directors are initially considered and recommended by the Board’s Corporate Governance and Nominating Committee in conjunction with the Board Chair and Lead Director, approved by the entire Board and elected annually by the shareholders.

	B.	A majority of directors comprising the Board must qualify as independent directors.

	C.	Certain of the Board’s responsibilities may be delegated to Board committees. The responsibilities of those committees will be as set forth in their terms of reference.

III.	DUTIES AND RESPONSIBILITIES

	A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

(i)

annually reviewing the skills and experience represented on the Board in light of the Company’s strategic direction and approving a Board composition plan recommended by the Corporate Governance and Nominating Committee;

(ii) appointing, determining the composition of and setting the terms of reference for, Board committees;

(iii) determining and implementing an appropriate process for assessing the effectiveness of the Board, the Board Chair and CEO, committees and directors in fulfilling their responsibilities;

(iv) assessing the adequacy and form of director compensation;

(v)	assuming responsibility for the Company’s governance practices;

(vi)	establishing new director orientation and ongoing director education processes;

(vii)	ensuring that the independent directors meet regularly without executive directors and management present;

(viii)	setting the terms of reference for the Board; and

(ix)	appointing the secretary to the Board.

B.	Human Resources

The Board has the responsibility to:

	(i)	provide advice and counsel to the CEO in the execution of the CEO’s duties;

	(ii)	appoint the CEO and plan CEO succession;

	(iii)	set terms of reference for the CEO;

	(iv)	annually approve corporate goals and objectives that the CEO is responsible for meeting;

	(v)	monitor and, at least annually, review the CEO’s performance against agreed upon annual objectives;

	(vi)	to the extent feasible, satisfy itself as to the integrity of the CEO and other senior officers, and that the CEO and other senior officers create a culture of integrity throughout the Company;

	(vii)	set the CEO’s compensation;

	(viii)	approve the CEO’s acceptance of significant public service commitments or outside directorships;

	(ix)	approve decisions relating to senior management, including:

(a) review senior management structure including such duties and responsibilities to be assigned to officers of the Company;

(b) on the recommendation of the CEO, appoint and discharge the officers of the Company who report to the CEO;

(c) review compensation plans for senior management including salary, incentive, benefit and pension plans; and

(d) employment contracts, termination and other special arrangements with executive officers, or other employee groups;

	(x)	approve certain matters relating to all employees, including:

(a) the Company’s broad compensation strategy and philosophy;

(b) new benefit programs or material changes to existing programs; and

(xi)	ensure succession planning programs are in place, including programs to train and develop management.

C.	Strategy and Plans

The Board has the responsibility to:

	(i)	adopt and periodically review a strategic planning process for the Company;

(ii)

participate with management, in the development of, and annually approve a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

	(iii)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

	(iv)	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its business plans;

	(v)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company; and

	(vi)	approve material divestitures and acquisitions.

D.	Financial and Corporate Issues

The Board has the responsibility to:

	(i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

(ii)

review and approve release by management of any materials reporting on the Company’s financial performance or providing guidance on future results to its shareholders and ensure the disclosure accurately and fairly reflects the state of affairs of the Company, and is in accordance with generally accepted accounting principles, including interim results press releases and interim financial statements, any guidance provided by the Company on future results, Company information circulars, annual information forms, annual reports, offering memorandums and prospectuses;

	(iii)	declare dividends;

(iv)

approve financings, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and recommend changes in authorized share capital to shareholders for their approval;

	(v)	approve the incurring of any material debt by the Company outside the ordinary course of business;

	(vi)	approve the commencement or settlement of litigation that may have a material impact on the Company; and

	(vii)	recommend the appointment of external auditors and approve auditors’ fees.

E.	Business and Risk Management

The Board has the responsibility to:

	(i)	ensure management identifies the principal risks of the Company’s business and implements appropriate systems to manage these risks;

	(ii)	approve any plans to hedge sales; and

	(iii)	evaluate and assess information provided by management and others about the effectiveness of risk management systems.

F.	Policies and Procedures

The Board has the responsibility to:

	(i)	approve and monitor, through management, compliance with all significant policies and procedures that govern the Company’s operations;

	(ii)	approve and act as the guardian of the Company’s corporate values, including:

(a)

approve and monitor compliance with a Code of Business Conduct and Ethics for the Company and ensure it complies with applicable legal or regulatory requirements, such as relevant securities commissions;

(b) require management to have procedures to monitor compliance with the Code of Business Conduct and Ethics and report to the Board through the Audit Committee; and

(c) disclosure of any waivers granted from a provision of the Code of Business Conduct and Ethics in a manner that meets or exceeds regulatory requirements; and

	(iii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.

G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

	(i)	ensure the Company has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

	(ii)	approve and periodically review the Company’s communications policy;

	(iii)	ensure the Board has measures in place to receive feedback from shareholders;

	(iv)	approve interaction with shareholders on all items requiring shareholder response or approval;

	(v)	ensure the Company’s financial performance is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

	(vi)	ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

(vii)

ensure the CEO and CFO certify the Company’s annual and interim financial statements, annual and interim MD&A and Annual Information Form, and that the content of the certification meets all legal and regulatory requirements;

(viii)	ensure timely reporting of any other developments that have a significant and material effect on the Company; and

(ix)	report annually to the shareholders on the Board’s stewardship for the preceding year.

IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

	A.	The Board is responsible for:

		(i)	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

		(ii)	recommending changes in the Articles and By-laws, matters requiring shareholder approval, and setting agendas for shareholder meetings.

	B.	Ontario law identifies the following as legal requirements for the Board:

		(i)	act honestly and in good faith with a view to the best interests of the Company, including the duty:

(a) to disclose conflicts of interest;

(b) not to appropriate or divert corporate opportunities;

(c) to maintain confidential information of the Company and not use such information for personal benefit; and

(d) disclose information vital to the business of the Company in the possession of a director;

		(ii)	exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances; and

		(iii)	act in accordance with the Business Corporations Act (Ontario) and any regulations, by-laws and unanimous shareholder agreement.